
05048883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2005
WASH. D.C.
192
SECTION

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09718

PFPC INC. RETIREMENT SAVINGS PLAN
(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(Address of its principal executive office)

REQUIRED INFORMATION

A. Financial Statements and Schedules

NOTE: All other schedules required by Section 2520-103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

B. Exhibit

23 Consent of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
PFPC Inc.
Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of PFPC Inc. Retirement Savings Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the six-month period then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in net assets available for benefits for the six-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2004, and (2) transactions in excess of five percent of the current value of plan assets for the six-month period ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.



June 15, 2005

PFPC INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	December 31, 2004
ASSETS:	
Investments at fair value:	
Common Stock	$ 51,768
Investments in Mutual Funds	75,676
Investments in RSP Profile Funds/Collective Funds	20,011
Participant Loans	6,192
Total Investments	153,647
RECEIVABLES:	
Employer Contributions	1,381
TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS	$ 155,028

See Accompanying Notes to Financial Statements.

PFPC INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	Six-Month Period Ended December 31, 2004
Additions:	
Investment income:	
Interest and dividends	$ 1,869
Net appreciation in fair value of investments	10,014
Total investment income	11,883
Contributions:	
Employer	4,806
Employee	6,013
Rollover	108
Total contributions	10,927
Transfers from affiliated plans	135,647
Deductions:	
Payments to participants or beneficiaries	(3,373)
Administrative expenses	(56)
Total deductions	(3,429)
NET INCREASE	155,028
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	0
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 155,028

See Accompanying Notes to Financial Statements.

PFPC INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED DECEMBER 31, 2004

1. DESCRIPTION OF THE PLAN

The following description of the PFPC Inc. Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document or to the Plan prospectus for a more complete description of the Plan's provisions.

The PNC Financial Services Group, Inc ("PNC") sponsors the Plan for the benefit of eligible employees of PNC's subsidiary PFPC Inc. and certain other participating employers (collectively, "PFPC"). The Plan was established effective July 1, 2004 and was funded on that date by the transfer of $135.3 million of assets from PNC's Incentive Savings Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by an Administrative Committee (the "Administrative Committee") appointed by the Chief Executive Officer of PNC. The Administrative Committee has appointed a Plan Manager to assist in the administration of the Plan.

Subject to Internal Revenue Code ("Code") limitations, the Plan allows participants to contribute from 1% to 20% of their eligible compensation on a pretax basis under Section 401(k) of the Code. PFPC may elect to make employer matching contributions on behalf of participants who make employee elective contributions. Annual employer matching contributions are discretionary and may be made for a Plan year only if certain pre-established business performance goals are attained for that year and are allocated only to participants who are employed by PFPC on the last day of the Plan year, with certain pre-defined exceptions. A vesting schedule applies to all annual employer matching contributions. Under the terms of the Plan, any matching contributions that may be made are required to be invested in PNC common stock, except for participants who have exercised their diversification election rights to have their matching portions, if any, invested in other investments available under the Plan.

Additionally, each pay period PFPC contributes employer basic contributions equal to 3% of eligible participants' compensation. These contributions are made in cash and are immediately fully vested. In addition, certain eligible participants receive employer transitional contributions each pay period that are also immediately fully vested. Also, eligible Plan participants who are employed by PFPC on the last day of the year, will receive an employer contribution to the Plan equal to 2% of eligible compensation, if PFPC achieves financial results in excess of 135% of its announced target for a plan year.

Participants who are age 50 or older can choose to have their future matching contributions made in cash and invested in other investment funds available under the Plan, rather than having their matching contributions automatically invested in PNC common stock. These participants can also diversify previous matching contributions invested in PNC common stock to other investment funds. The Plan also allows participants age 50 or older to contribute up to an additional $3,000 ($4,000 for 2005) of their eligible compensation on a pre-tax basis in accordance with the changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001 to Section 401(k) of the Code. These additional elective contributions are not eligible for matching contributions.

All shares of PNC common stock held by the Plan are designated as held by the Employee Stock Ownership Plan ("ESOP"). The Plan allows participants to elect either to receive any cash dividends paid on their shares of PNC common stock held in the Plan as a direct cash payment or to have any such cash dividends reinvested in PNC common stock within the Plan, as the case may be.

The Plan's loan feature allows participants to borrow against their plan account balances in accordance with the loan policies established by the Administrative Committee. Under certain circumstances, the Plan permits in-service withdrawals by participants.

Although it has not expressed an interest to do so, PNC has the right under the Plan to adjust or discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

Valuation—Marketable securities are stated at fair value. Securities are valued at the last public sale price of securities listed on the New York Stock Exchange. If no sales were reported, and in the case of securities traded over the counter, the last bid price at the close of business is used. The value of any security not listed or quoted on any exchange is determined by the last closing bid price, reference to the bid price of any published quotations in common use, or by the quotation of a reputable broker.

The fair value of the participation units in the PNC Investment Contract Fund, RSP Profile Funds, and registered investment companies (mutual funds) is based on quoted redemption values on the last business day of the plan year. Loans are valued at the amount of principal outstanding on the last business day of the plan year.

The Plan's assets are concentrated in the equity and fixed income markets. Realization of the respective values is subject to the price volatility in these markets.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and the differences may be material to the financial statements.

The Plan utilizes various investment instruments including investments in mutual funds, common stock, RSP Profile Funds and collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. RELATED PARTY TRANSACTIONS

PNC Bank, National Association is the Plan's trustee and also provides recordkeeping and other administrative services. Investments under the Plan are participant-directed, except as otherwise noted. Investment options include various RSP Profile Funds in which participation is limited to participants in the Plan, and the PNC Investment Contract Fund, a collective fund, both of which are investments in related parties. Investment options also include certain BlackRock Funds, which are registered investment companies (mutual funds) from which PNC affiliates, including BlackRock, Inc. and PFPC Worldwide, Inc. and their affiliates, receive compensation for providing services, such as investment advisory, custodial and transfer agency services, to the mutual funds. The Plan held an investment in common stock of The PNC Financial Services Group, Inc. having a fair value of $51.8 million at December 31, 2004. The Plan has not considered PFPC contributions to the Plan or benefits paid by the Plan to participants as party-in-interest transactions.

4. INVESTMENTS

The following table presents the fair value of investments in the Plan at December 31, 2004:

(Amounts in thousands)

	December 31, 2004	
American AAdvantage Funds Small Cap Value Fund (1)	$ 9,567	*
American Funds EuroPacific Growth Fund / R5	4,464	
BlackRock Funds Core Bond Total Return Fund (2)	6,664	
BlackRock Funds High Yield Bond Fund (2)	1,143	
BlackRock Funds Mid-Cap Growth Equity Fund	2,342	
BlackRock Liquidity Funds TempFund	7,989	*
BlackRock Funds Small Cap Growth Equity Fund	7,130	
CRM Mid Cap Value Fund	4,039	
Dodge & Cox Stock Fund	11,602	*
Harbor Funds Capital Appreciation Fund	2,966	
Participant Loans	6,192	
PNC Financial Services Group, Inc. Common Stock Fund	51,768	*
PNC Investment Contract Fund	3,667	
RSP Aggressive Profile Fund	10,452	*
RSP Conservative Profile Fund	1,830	
RSP Moderate Profile Fund	4,061	
Vanguard Institutional Index Fund	17,771	*
	$ 153,647	

* These investments exceed 5% of net assets available for benefits at December 31, 2004.

(1) This investment option became available effective September 1, 2004. Effective March 1, 2005, the name of this fund was changed to American Beacon Funds Small Cap Value Fund.

(2) Effective December 17, 2004, the institutional class shares of these investments funds held in the Plan were converted to BlackRock class shares.

The following table presents the components of net appreciation/(depreciation) by investment fund for the six-month period ended December 31, 2004:

(Amounts in thousands)

	December 31, 2004
American AAdvantage Funds Small Cap Value Fund (1)	$ 985
American Funds EuroPacific Growth Fund / R5	526
BlackRock Funds Core Bond Total Return Fund (2)	227
BlackRock Funds High Yield Bond Fund (2)	69
BlackRock Funds Mid-Cap Growth Equity Fund	142
BlackRock Liquidity Funds TempFund	47
BlackRock Funds Small Cap Growth Equity Fund	346
CRM Mid Cap Value Fund	320
Dodge & Cox Stock Fund	979
Fidelity Low-Priced Stock Fund (3)	(239)
Harbor Funds Capital Appreciation Fund	176
PNC Financial Services Group, Inc. Common Stock Fund	3,957
PNC Investment Contract Fund	62
RSP Aggressive Profile Fund	864
RSP Conservative Profile Fund	91
RSP Moderate Profile Fund	275
Vanguard Institutional Index Fund	1,187
	$ 10,014

(1) This investment option became available effective September 1, 2004. Effective March 1, 2005, the name of this fund was changed to American Beacon Funds Small Cap Value Fund.

(2) Effective December 17, 2004, the institutional class shares of these investments funds held in the Plan were converted to BlackRock class shares.

(3) Effective September 1, 2004, this investment option was replaced. See (1) above.

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments at December 31, 2004 is set forth below.

(Amounts in thousands)

	PNC Stock Fund	Total
At December 31, 2004:		
Investments at fair value and net assets available for benefits	$ 1,381	$ 1,381

	PNC Stock Fund	Total
Net assets available for benefits at July 1, 2004	$ -	$ -
Additions:		
Employer contributions	1,381	1,381
Net assets available for benefits at December 31, 2004	$ 1,381	$ 1,381

5. INCOME TAX STATUS

PNC applied for a determination letter from the Internal Revenue Service on January 28, 2005 requesting that the Plan be qualified under Section 401(a) of the Code and that its related trust be tax-exempt under Section 501(a) of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

6. SUBSEQUENT EVENT

Effective March 1, 2005, the name of the American AAdvantage Funds Small Cap Value Fund was changed to American Beacon Funds Small Cap Value Fund. There are no fundamental changes to the fund.

* * * * * *

SUPPLEMENTAL SCHEDULES

PFPC INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2004
(Amounts in thousands, except for share information)

	Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
	Corporate Common Stock:			
*	The PNC Financial Services Group, Inc. Common Stock Fund	901,246 shares	$ 37,575	$ 51,768
	Shares of a Mutual Fund:			
	American AAdvantage Funds Small Cap Value Fund	472,420 shares	8,650	9,567
	American Funds EuroPacific Growth Fund / R5	125,332 shares	4,013	4,464
*	BlackRock Funds Core Bond Total Return Fund	682,032 shares	6,670	6,664
*	BlackRock Funds Small Cap Growth Equity Fund	432877 shares	6,752	7,130
*	BlackRock Funds Mid-Cap Growth Equity Fund	239,451 shares	2,191	2,342
*	BlackRock Funds High Yield Bond Fund	137,688 shares	1,157	1,143
*	BlackRock Liquidity Funds TempFund	7,989,065 shares	7,989	7,989
	CRM Mid Cap Value Fund	155,416 shares	3,743	4,039
	Dodge & Cox Stock Fund	89,094 shares	10,701	11,602
	Harbor Capital Appreciation Fund	103,466 shares	2,799	2,966
	Vanguard Institutional Index Fund	160,521 shares	16,789	17,771
	Other Investments:			
*	Loan Fund -Various participants	Participant loans with range of interest rates of 4.00% - 9.75% and maturities from 1 to 330 months	6,192	6,192
	Collective Funds:			
*	RSP Conservative Profile Fund	143,004 shares	1,741	1,830
*	RSP Moderate Profile Fund	286,683 shares	3,793	4,061
*	RSP Aggressive Profile Fund	654,840 shares	9,587	10,452
*	PNC Investment Contract Fund	1,370,294 shares	3,613	3,667
	Total		$ 133,955	$ 153,647

* Party-in-interest

PFPC INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
SIX-MONTH PERIOD ENDED DECEMBER 31, 2004

SERIES OF TRANSACTIONS, WHICH WHEN AGGREGATED, EXCEED 5% OF BEGINNING NET ASSETS

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Shares of an Investment Company:					
BlackRock Funds Core Bond Total Return Fund					
785,228 shares	$ 7,671,241		$ 7,671,241	$ 7,671,241	
747,351 shares		$ 7,289,822	7,140,367	7,140,367	$ 149,455
American Aadvantage Funds Small Cap Value Fund					
496,039 shares	$ 9,079,908		$ 9,079,908	$ 9,079,908	
23,619 shares		$ 469,878	426,567	426,567	$ 43,311
Fidelity Low-Priced Stock Fund					
18,055 shares	$ 648,424		$ 648,424	$ 648,424	
219,483 shares		$ 7,962,676	8,201,793	8,201,793	$ (239,117)

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PFPC INC. RETIREMENT SAVINGS PLAN
(Name of Plan)

Date: June 27, 2005

By: 
James S. Gehlke
Plan Manager/Administrator

EXHIBIT INDEX

Exhibit No.	***Description***
23	*Consent of Deloitte & Touche LLP filed herewith.*

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-115388 of The PNC Financial Services Group, Inc. on Form S-8 of our report dated June 15, 2005, appearing in the Annual Report on Form 11-K of the PFPC Inc. Retirement Savings Plan for the year ended December 31, 2004.

DELOITTE & TOUCHE LLP

June 27, 2005
Pittsburgh, Pennsylvania